Exhibit 99.13

Bridgeport Ventures Inc. Announces Option Agreement with Orsa Ventures on the Ashby Property and Updates Gold Exploration Activities in Nevada, USA

Toronto, Ontario – July 19, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or the “Company”) today announced that the Company has entered into an agreement with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. The terms of the agreement and a description of the Ashby property are described in Orsa’s news release dated July 19th, 2011, “Orsa Options Ashby Property, Nevada from Bridgeport Ventures.”

“We are pleased that Orsa Ventures has entered into an agreement to acquire an interest in the Ashby property and will be working on the property this summer. Orsa’s team has significant technical expertise and experience in the area and will focus on Ashby as a core gold project,” said Shastri Ramnath, President and CEO of Bridgeport Ventures. “In addition to currently drilling two gold projects, Bridgeport’s team is focused on completing a series of geochemical, geophysical and geological programs on several of our remaining Nevada gold projects.”

The Ashby property, located approximately 110 kilometres northwest of Tonopah, Nevada, is a mesothermal gold-silver mineralized system. The property was mined during the 1930s producing approximately 9000 ounces of gold and small-scale mining resumed in the 1980s for a brief period by accessing the mineralization through the historical shafts and underground development. Historical records report that the main vein was one to two metres in width and graded between seven and fourteen grams per tonne gold.

Update on Bridgeport’s Other Exploration Activities

Blackrock Property: Drilling on Bridgeport’s Blackrock property, which began in March, 2011, continues and the ninth of ten planned drillholes is currently being drilled. This 3000 metre diamond drill program was designed to verify the historical gold results on the southern portion of the property and to test the gold mineralization on the northern, undrilled portion of the property. Assay results for all ten drillholes will be released following completion of the program.

Hot Pot Property: Drilling on Bridgeport’s Hot Pot property, which began in May, 2011, continues and the sixth of six planned drillholes is currently being drilled. This 2800 metre reverse circulation program was designed to test for a buried, bulk tonnage, Carlin-style, sediment-hosted gold deposit. The Hot Pot Property is located on the northern end of the prolific Battle Mountain-Eureka trend and south of the Getchell-Turquoise Ridge trend. Assay results for all six drillholes will be released following completion of the program.

Fri Gold, Horsethief, Columbia, Argentite and East Walker Properties: In addition to the two drilling programs underway in Nevada, Bridgeport is exploring five of the Company’s other 100 per cent owned and operated properties by completing geophysical, geochemical and geological surveys to finalize drillhole locations.

  Ground Induced Polarization and Magnetic surveys have been completed on the Company’s Fri Gold, Horsethief, Columbia and Argentite Properties, and the data is currently being processed and interpreted.
  Geochemical Soil Sampling surveys have been completed on the Company’s Fri Gold, Horsethief, Argentite, Columbia and East Walker Properties, and resultant data is currently being compiled and interpreted.

  Geological mapping has been completed on the Fri Gold Property and is planned for the Horsethief and East Walker Properties over the next few months.

Potential quantity and grade of mineralization is conceptual in nature and there has been insufficient exploration to define a mineral resource on Bridgeport’s, 100 per cent owned and operated Nevada properties. It is uncertain if further exploration will result in any such targets being delineated as a mineral resource.

All scientific and technical information contained in this press release has been prepared by or under the supervision of, and verified by Matthew D. Gray, Ph.D., C.P.G. #10688, and a “qualified person” within the meaning of National Instrument 43-101. For further information regarding certain of Bridgeport’s Nevada properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold projects, Nevada, USA” prepared by Matthew D. Gray and dated November 26, 2010, available on SEDAR at www.sedar.com.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 300-3639

investorrelations@bridgeportventures.net
www.bridgeportventures.net